April 1, 2019

Jerry Baack
President and Chief Executive Officer
Bridgewater Bancshares, Inc.
3800 American Boulevard West, Suite 100
Bloomington, MN 55431

       Re: Bridgewater Bancshares, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2019
           File No. 333-230533

Dear Mr. Baack:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services